Exhibit 4(h)(ii)

PROTECTIVE LIFE INSURANCE COMPANY [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238 ]

PROTECTED LIFETIME INCOME BENEFIT

RIDER SCHEDULE

Contract #	[ VA10000001 ]

Covered Person 1:	[ John Doe ] Birthdate: [ March 30, 1956 ]

Covered Person 2:	[ N/A ] Birthdate: [ N/A ]

Rider Effective Date:	[ The Contract’s Issue Date. ] —or— [ June 1, 2016 ]

Rider Purchase Age Limits on the Rider Effective Date:	We will not issue a rider with the Benefit described herein if any Covered Person is younger than Age [ 60 ] or older than Age [ 80 ].

Annual Benefit Cost on the Rider Effective Date:

[ 1.20% ] (Guaranteed for the first fee calculation date after the Rider Effective Date. May be changed as stated in the Rider’s ‘Benefit Cost’ provision, subject to the Maximum Annual Benefit Cost shown below.)

Limitations on Additional Purchase Payments:

In addition to the specific Purchase Payment limitations shown on the Contract’s Schedule, while this rider remains in effect we will not accept any Purchase Payment that we receive after the 120th day following the Rider Effective Date.

Maximum Annual Benefit Cost:	2.20%

Contract Value on the Rider Effective Date:	[ $100,000.00 ]

Payment Factor Table on the Rider Effective Date:	The Payment Factor Table on the Rider Effective Date (used for calculation of Optimal Withdrawal Amounts) is shown at the end of this rider.

Optimal Withdrawal Amount on the Rider Effective Date:	[ $4,700.00 ]

Protected Lifetime Payment Factor:	[ 90% ]

Protected Lifetime Payment on the Rider Effective Date:	[ $4,230.00 ]

Maximum Annuity Date:	[ March 30, 2051 ] (The oldest Owner’s or Annuitant’s [ 95th ] birthday.)

Limits on Changes in the Optimal Withdrawal Amount:

The Optimal Withdrawal Amount for any Contract Year will not be:

1)  more than 110% of the Optimal Withdrawal Amount for the prior Contract Year; and,

2)  less than a ‘floor’ equal to the greater of:

a) 90% of the Optimal Withdrawal Amount for the prior Contract Year; or

b) the annual Protected Lifetime Payment amount.

The ‘floor’ in Item 2) above does not apply on Reset Dates.

Contract Allocation Restrictions on the Rider Effective Date:

Your entire Contract allocation must either:

a) be 100% to a single permissible Model Portfolio; or,

b) be 100% to a single permissible Individual Option; or,

c) meet the following Allocation by Investment Category (“AIC”) guidelines:

•  At least [ 40% ] must be allocated to Category 1 (Conservative);

•  Not more than [ 60% ] may be allocated to Category 2 (Moderate);

•  Not more than [ 25% ] may be allocated to Category 3 (Aggressive); and

•  No Contract Value may be allocated to Category 4 (Not Permitted).

Permissible Model Portfolios, permissible Individual Options, and Investment Options in each AIC category as of the Rider Effective Date are shown in the ‘Investment Options Table’ at the end of this rider.

PROTECTED LIFETIME INCOME BENEFIT

RIDER

We are amending the Contract to which this rider is attached to add a Protected Lifetime Income Benefit (the “Benefit”).  This Benefit is a strategy designed, subject to the terms and conditions of this rider, to:

1)             systematically distribute essentially all the Contract Value to you by the Maximum Annuity Date in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”), regardless of the Contract Value at that time; and,

2)             provide, as an Annuity Option, fixed monthly installments of a Protected Lifetime Payment that begins on the Maximum Annuity Date and continues for as long as a Covered Person lives.

The terms and conditions in this rider supersede any conflicting provision in the Contract beginning on the Rider Effective Date and continuing until the rider is terminated.  Contract provisions not expressly modified by this rider remain in full force and effect.

DEFINITIONS

Covered Person — The person or persons upon whose lives the benefits of this rider are based.  There may be no more than two Covered Persons and once named, they may not be changed.  The Covered Person (or one of the two Covered Persons) must be named as the Annuitant.

Optimal Withdrawal Amount — The maximum amount that may be withdrawn each Contract Year without incurring a surrender charge.

Protected Lifetime Payment — The annual amount payable in fixed monthly installments under the Protected Lifetime Payment Annuity Option beginning on the Maximum Annuity Date.

Reset Date — Any Contract Anniversary that next follows the date you take an excess withdrawal.  A Reset Date affects how the Optimal Withdrawal Amount and the Protected Lifetime Payment are determined, as described in this rider.

RightTime® — The option to purchase the current version of the Benefit after the Contract’s Issue Date, if we are offering one at that time.

BENEFIT COST AND FEES

Annual Benefit Cost — The Annual Benefit Cost (“Benefit Cost”) for this rider on the Rider Effective Date is shown on the Rider Schedule.  We have the right to change the Benefit Cost at any time after the first fee calculation date based primarily on our actual cost of providing the Benefit.  Any such change will apply on a nondiscriminatory basis to all contracts of the same actuarial class.  A ‘fee calculation date’ is the Valuation Period that includes the same day of the month as the Contract’s Issue Date, or the last Valuation Period of the month if that date does not occur during the month.  The Benefit Cost will never exceed the Maximum Annual Benefit Cost shown on the Rider Schedule.  We will notify you of the new Benefit Cost in writing at the address contained in our records not less than 30 days prior to the date on which the new Benefit Cost becomes effective.

You may avoid changes in the Benefit Cost.  We must receive your instructions declining the change before the Valuation Period during which the new Benefit Cost becomes effective.  However, if you decline a Benefit Cost change, the payment factor used to calculate the Optimal Withdrawal Amount for the Contract Year in which the Benefit Cost change is declined will be used to calculate the Optimal Withdrawal Amounts on all subsequent Contract Anniversaries.  Depending on investment performance, a fixed payment factor could reduce the Optimal Withdrawal Amount available in future years.

Monthly Fee — Beginning on the first fee calculation date following the Rider Effective Date and continuing monthly until the Benefit terminates, we will calculate the fee for this rider and deduct that amount from the Contract Value.

We calculate the monthly fee in arrears by multiplying the monthly equivalent of the Benefit Cost by the Contract Value as of a specified date, using the formula below.

Monthly Fee = [1 – (1 – Benefit Cost)1/12] x V, where:

V = the greater of:

1)             the Contract Value on the fee calculation date; or,

2)             the Contract Value on the later of the Rider Effective Date or the most recent Reset Date.

Deducting the Monthly Fees — We deduct the monthly fee as of the Valuation Period immediately following the Valuation Period during which it was calculated.  The monthly fee is deducted from the Investment Options in the same proportion that the value of each bears to the total Contract Value on that date.  Deduction of the monthly fee will not reduce the current year’s Optimal Withdrawal Amount.

THE OPTIMAL WITHDRAWAL AMOUNT

Optimal Withdrawal Amount — An Optimal Withdrawal Amount is calculated on the Rider Effective Date and each Contract Anniversary that follows, prior to the Annuity Date.  It is equal to the Contract Value on the calculation date multiplied by the applicable payment factor, subject to the ‘Limits on Changes in the Optimal Withdrawal Amount’ provision on the Rider Schedule.

Payment factors as of the Rider Effective Date are shown in the Payment Factor Table at the end of this rider.  The Payment Factor Table is based on the number of Covered Person(s), the age of the Covered Person (or the younger of two Covered Persons), and an assumed interest rate associated with the age of that Covered Person, on the Rider Effective Date.  The applicable payment factor from the Payment Factor Table is determined by the age of the Covered Person (or the younger of two Covered Persons) on the calculation date.

If you decline a Benefit Cost change, or take an excess withdrawal that causes the next Contract

Anniversary to be a Reset Date, the attached Payment Factor Table will no longer apply and certain limits on changes in the Optimal Withdrawal Amount may not apply.

Please refer to the ‘Annual Benefit Cost’, ‘Excess Withdrawals’ and ‘Reset Dates’ provisions.

Adjustments to the Optimal Withdrawal Amount on the Rider Effective Date.  We will adjust the Optimal Withdrawal Amount if, within 120 days of the Rider Effective Date, we receive additional Purchase Payments, or you take any excess withdrawals (as described in the ‘Excess Withdrawals’ provision below).

At monthly intervals throughout the 120-day window, we recalculate the “Optimal Withdrawal Amount on the Rider Effective Date”.  Each recalculated amount will be:

1)             the Contract Value on the Rider Effective Date;

2)             increased by aggregate Purchase Payments applied since the Rider Effective Date;

3)             reduced by aggregate excess withdrawals taken since the Rider Effective Date;

4)             and then, multiplied by the Payment Factor on the Rider Effective Date.

On each monthly recalculation date the “Protected Lifetime Payment on the Rider Effective Date” will be reset to equal the “Optimal Withdrawal Amount on the Rider Effective Date”, multiplied by the Protected Lifetime Payment Factor.

For the sole purpose the determining the monthly rider fee, on each monthly recalculation date during the 120-day window the “Contract Value on the Rider Effective Date” (as used in Item 2 of the rider fee formula above) will also be reset.  It will equal the actual Contract Value on the Rider Effective Date, increased by aggregate Purchase Payments applied since the Rider Effective Date, reduced by aggregate excess withdrawals (since the Rider Effective Date).

We will not accept any Purchase Payment we receive later than

120 days after the Rider Effective Date.

Accessing the Optimal Withdrawal Amount — You may request withdrawals individually or instruct us to send you specific amounts periodically.  Your request must include all the information necessary for us to remit the requested amounts.  This includes (if we request it) proof that the Covered Person(s) is (are) alive on the withdrawal date.

Withdrawals reduce the Contract Value on a dollar-for-dollar basis, but we do not assess applicable surrender charges, if any, on aggregate withdrawals during a Contract Year that do not exceed the Optimal Withdrawal Amount.  However, withdrawals count against any free withdrawal amounts that would otherwise be available.  Withdrawals during any Contract Year that do not exceed the Optimal Withdrawal Amount are not subject to the minimum remaining Contract Value limitation described in the Contract’s ‘Surrenders and Withdrawals’ provision.

The Optimal Withdrawal Amount is not cumulative.  You may take the entire Optimal Withdrawal Amount each Contract Year, but if you do not, the remaining portion does not carry forward.

Excess Withdrawals — Any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Optimal Withdrawal Amount constitutes an excess withdrawal.  Except for recalculations as described in the ‘Adjustments to the Optimal Withdrawal Amount on the Rider Effective Date’ provision, we will not recalculate the Optimal Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal taken that Contract Year is also an excess withdrawal.  We assess applicable surrender charges, if any, on excess withdrawals.  If any portion of any requested withdrawal would be an excess withdrawal, we will not process the request until you have been notified of the excess amount and we provide you the opportunity to reduce or cancel the request.

Excess withdrawals could reduce future Optimal Withdrawal Amounts by more than the dollar amount of the excess withdrawals, because:

(a) the ‘floor’ in the ‘Limits on Changes in the Optimal Withdrawal Amount’ provision on the Rider Schedule will not apply when the Optimal Withdrawal Amount is recalculated; and

(b) a new Payment Factor Table with lower factors will apply as of that date.

If you have instructed us to send you all or a portion of the Optimal Withdrawal Amount periodically in specified amounts, an excess or unscheduled withdrawal automatically terminates those periodic withdrawals.  If any Contract Value remains after the excess withdrawal, you may instruct us to resume sending periodic withdrawals to you beginning on the next Contract Anniversary based on the recalculated Optimal Withdrawal Amount.

Reset Dates — If you take an excess withdrawal (except as described in the last paragraph of this provision), the next Contract Anniversary will be a Reset Date.  The ‘floor’ in Item 2) of the Limits on Changes in the Optimal Withdrawal Amount provision shown on the Rider Schedule does not apply on Reset Dates.  Depending on investment performance, not applying the ‘floor’ could substantially reduce the Optimal Withdrawal Amount available in future years.

If you have not declined a Benefit Cost change (or the Reset Date occurs before you declined the Benefit Cost change), we calculate the Optimal Withdrawal Amount using a new Payment Factor Table that is based on the number of Covered Person(s), the age of the Covered Person (or the younger of the two Covered Persons), and an assumed interest rate associated with the age of that Covered Person, on the Reset Date.  Since a new Table’s payment factors are generally based on a higher age and a lower assumed interest rate, a new Table’s payment factors will generally be lower than the prior Table’s corresponding payment factors.  Therefore, depending on investment performance, a new Table could reduce the Optimal Withdrawal Amount available in future years.  We will send you an amendment that updates the Rider Schedule and includes the new Payment Factor Table.

If you have declined a Benefit Cost change, we continue to calculate the Optimal Withdrawal Amount using the payment factor in effect for the Contract Year during which the Benefit Cost change was declined.

The Payment Factor Table (or payment factor, if you’ve declined a Benefit Cost change) used on the most recent Reset Date will be used to calculate Optimal Withdrawal Amounts on future Contract Anniversaries.

If the only excess withdrawals occur within 120-day period following the Rider Effective Date (described in the ‘Adjustments to the Optimal Withdrawal Amount on the Rider Effective Date’ provision), the Contract Anniversary next following the most recent such withdrawal will not be a Reset Date.

Reduction of the Contract Value to $0 — If an excess withdrawal including applicable surrender charges, if any, reduces the Contract Value to $0, the Contract will terminate as of that date.  If a non-excess withdrawal, negative investment performance, and/or deduction of any charges or fees reduces the Contract Value to $0:

1)             such event will not affect either the availability of an Optimal Withdrawal Amount or the availability of the Protected Lifetime Payment Annuity Option described in the ‘Additional Annuity Option as of the Maximum Annuity Date’ provision; but

2)             on and after the date the Contract Value is reduced to $0:

a)             the monthly rider fee will no longer be deducted;

b)             no death benefit and no other Annuity Options are available;

c)              no additional Purchase Payments are permitted;

d)             no excess withdrawals are permitted; and

e)              on each Contract Anniversary the Optimal Withdrawal Amount is calculated, it will be set equal to the ‘floor’ (Item 2) of the ‘Limits on Changes in the Optimal Withdrawal Amount’ provision on the Rider Schedule, but not less than the annual Protected Lifetime Payment amount.

Required Minimum Distributions — Withdrawals in excess of the Optimal Withdrawal Amount are permitted to satisfy required minimum distributions (RMD) under Internal Revenue Code Section 401(a)(9) as they apply to amounts attributable to the Contract.  These withdrawals will not be treated as excess withdrawals under this rider provided: a) you notify us in writing at the time you request the withdrawal that it is intended to satisfy RMD requirements; and, b) we calculate the RMD amount based solely on the applicable end-of-year value of this Contract.  The timing and amount of the non-excess RMD withdrawal we permit from this Contract may be more restrictive than allowed under IRS rules, and may not satisfy the annual RMD requirements for all of the tax-qualified contracts you own.

THE PROTECTED LIFETIME PAYMENT ANNUITY OPTION

Protected Lifetime Payment — The Protected Lifetime Payment is determined as follows:

If no Reset Date has occurred, the Protected Lifetime Payment will be equal to the Optimal Withdrawal Amount as of the Rider Effective Date, multiplied by the Protected Lifetime Payment Factor shown on the Rider Schedule.

If a Reset Date has occurred, the Protected Lifetime Payment will be equal to the lesser of:

1)             the Optimal Withdrawal Amount as of the Rider Effective Date, multiplied by the Protected Lifetime Payment Factor shown on the Rider Schedule.; or,

2)             the Optimal Withdrawal Amount as of most recent Reset Date, multiplied by the Protected Lifetime Payment Factor shown on the Rider Schedule.

Additional Annuity Option as of the Maximum Annuity Date — If this rider is in force on the Maximum Annuity Date, in addition to the other Annuity Options available to you under the Contract, you may select the Protected Lifetime Payment Annuity Option.  This option will pay fixed monthly payments for the life of the (last surviving) Covered Person equal to 1/12th of the Protected Lifetime Payment, less an adjustment for any applicable premium tax.  This Protected Lifetime Payment Annuity Option is available whether or not the Contract Value applied to the option is sufficient to support the payments.

If you have not selected an Annuity Option, we will start sending monthly fixed annuity income payments one month after the Maximum Annuity Date.  Payments will be an amount equal to the greater of:

1)             the Protected Lifetime Payment as of the Maximum Annuity Date divided by 12, less an adjustment for any applicable premium tax.  If this is the monthly payment amount, it will be paid for the life of the (last surviving) Covered Person.

2)             the results of applying the remaining Contract Value (if any) as of the Valuation Period that includes the Maximum Annuity Date plus any applicable Annuity Option bonus, less any applicable premium tax, to Annuity Option B with a monthly payment mode and a 10-year Certain Period based on the life (lives) of the Covered Person(s).  If this is the monthly payment amount, it will be paid for the life of the (last surviving) Covered Person, or for 10 years, whichever is longer.

If you have selected an Annuity Option, we will distribute the entire interest in the Contract according to the Annuity Option you have selected.

Annuity Date Prior to the Maximum Annuity Date — If you select an Annuity Date that occurs before the Maximum Annuity Date, the Contract Value as of the Valuation Period that includes the Annuity Date, less any applicable premium tax, may be taken in a lump sum, or that amount may be applied as described in the Contract’s ‘ANNUITY INCOME PAYMENTS’ section.  The Protected Lifetime Payment Annuity Option is not available.

RESTRICTIONS ON ALLOCATION, TRANSFER, AND WITHDRAWAL OF CONTRACT VALUE

Contract Allocation Restrictions — While this rider is in force, your Contract allocation is restricted.  Your entire Contract allocation must be either:

1)             100% to a single permissible Model Portfolio; or,

2)             100% to a single permissible Individual Option, or,

3)             distributed among Investment Options according to the Allocation by Investment Category (“AIC”) guidelines.

The AIC guidelines divide Investment Options into categories and specify the range of percentages that must be allocated to each category.  Within each category, you select the Investment Options and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted.  The AIC guideline categories and percentage ranges on the Rider Effective Date are shown on the Rider Schedule.  Permissible Model Portfolios, permissible Individual Options, and Investment Options in each AIC category as of the Rider Effective Date are shown in the ‘Investment Options Table’ at the end of this rider.

We may change the permissible Model Portfolios, Individual Options, or AIC guidelines from time to time by notifying you in writing at the address contained in our records.  If we do change the guidelines, we will not require you to re-allocate your Contract Value.  We will continue to apply Purchase Payments you remit without allocation instructions, and process automatic transfers that facilitate dollar cost averaging, according to the Contract allocation established before the change.

However, allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value among the Investment Options change the Contract allocation as of the Valuation Period during which we receive the instruction, and must comply with the Contract allocation restrictions in effect at that time.  Anytime the Contract allocation changes, we re-allocate the Contract Value according to the new Contract allocation.  Purchase Payments applied to the Contract, and transfers that facilitate dollar cost averaging after that date, will be made according to that Contract allocation until you send a subsequent instruction that changes the Contract allocation and that satisfies the Contract allocation restrictions then in effect.

In addition to the re-allocation of Contract Value that occurs each time the Contract allocation is changed, we rebalance the Variable Account Value to the current Contract allocation semi-annually based on the Rider Effective Date, unless you instruct us to rebalance quarterly or annually.

Amounts deducted from the Contract Value to satisfy a withdrawal request are deducted from the Investment Options in the same proportion that the value of each bears to the total Contract Value on that date.

GENERAL PROVISIONS

Individuals Eligible to be a Covered Person — A Covered Person must be a living person who, as of the Rider Effective Date, is either:

1)             an Owner of the Contract (or the Annuitant, if the sole Owner is not an individual); or,

2)             the spouse of the sole Owner of the Contract (or the Annuitant’s spouse, if the sole Owner is not an individual), but only if the spouse is the sole Primary Beneficiary.

If there is one Owner, then the Owner (Annuitant) is the sole Covered Person if she or he either is not married, or is married but the spouse is not the sole Primary Beneficiary.

If there is one Owner and the sole Primary Beneficiary is the Owner’s (Annuitant’s) spouse, then:

1)             the Owner (Annuitant) is the Covered Person if the Optimal Withdrawal Amount is based on one life.

2)             both spouses are Covered Persons if the Optimal Withdrawal Amount is based on two lives.

If there are two Owners and they are married to each other, then:

1)             the older of the two is the Covered Person if the Optimal Withdrawal Amount is based on one life.

2)             both spouses are Covered Persons if the Optimal Withdrawal Amount is based on two lives.

If there are two Owners and they are not married to each other, the older of the two is the sole Covered Person.

The Covered Person (or one of the two Covered Persons) must be named as the Annuitant.

For the purposes of this rider, the terms “married” and “spouse” include bona fide domestic partners or civil union partners in states that afford legal recognition to domestic partnerships or civil unions.  However, domestic partners and parties to a civil union may not be treated as “spouses” for federal tax purposes.  You should consult a qualified tax professional about your specific situation.

Death or Divorce of a Covered Person — If there is one Covered Person, this rider terminates upon the Covered Person’s death.  If there are two Covered Persons and they divorce or one of them dies, the Optimal Withdrawal Amount will continue to be calculated, the Protected Lifetime Payment will be determined, and any new Payment Factor Table due to a Reset Date will be determined, as if no divorce or death had occurred, and this rider terminates upon the death of the last surviving Covered Person.

Upon the death of the (last surviving) Covered Person, the remaining Contract Value, if any, must be distributed according to the provisions in the “DEATH BENEFIT” section of the Contract.  Any RightTime Option to purchase the Benefit after the Contract’s Issue Date is not available to the surviving spouse of a sole Covered Person who, pursuant to the Contract’s ‘Payment of the Death Benefit’ provision, continues the Contract and becomes the new sole Owner.

Reports — While this rider is in effect, the statements we provide under the Contract’s ‘Reports’ provision will include information for the statement period regarding the Benefit Cost, the Optimal Withdrawal Amount, and the Protected Lifetime Payment.

Termination — This rider, every benefit it provides, and deduction of the monthly fee terminate as of the Valuation Period during which any of the following 8 events first occur.

1)             We receive your instruction to:

a)             allocate any purchase payment; or

b)             dollar cost average; or

c)              transfer any Contract Value; or

d)             deduct any withdrawal;

in a manner inconsistent with the Contract allocation restrictions or other provisions of this rider.

2)             We receive your instruction to stop Portfolio Rebalancing.

3)             We receive your instruction to terminate this rider more than 10 years after the Rider Effective Date.

4)             We receive your instruction to add, remove, or change a Covered Person.

5)             We receive your instruction to change the Annuitant to someone other than a Covered Person.

6)             The (last surviving) Covered Person dies.

7)             The Contract Value is applied to an Annuity Option.

8)             The Contract to which this rider is attached is surrendered or otherwise terminated.

We will notify you in writing that the rider has terminated and identify the cause.

Reinstatement — If this rider terminates as a result of an action described in Items 1, 2, 4, or 5 of the ‘Termination’ provision, you may reinstate it within 30 days unless a Purchase Payment was applied to the Contract since the rider termination date.

We must receive your request for reinstatement along with instructions that correct the action that caused the termination within 30 days of this rider’s termination date.  We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Contract and this rider will be as though the termination never occurred.

RightTime Option Not Available After the Rider Terminates — Any RightTime Option to purchase the Benefit after the Contract’s Issue Date is not available after this rider has terminated.

Signed for the Company and made a part of the Contract as of its Rider Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

[ Secretary ]

Protective Income Manager Payment Factors

(as of the Rider Effective Date)

Assumed Interest Rate on the Rider Effective Date: [ 3.29% ]

(Used only for calculating the payment factors)

[ * ] Attained Age of the [ Younger ] Covered Person	Payment Factor
[ 94 ]	[ 100.000% ]
[ 93 ]	[ 50.810% ]
[ 92 ]	[ 34.419% ]
[ 91 ]	[ 26.228% ]
[ 90 ]	[ 21.316% ]
[ 89 ]	[ 18.045% ]
[ 88 ]	[ 15.711% ]
[ 87 ]	[ 13.962% ]
[ 86 ]	[ 12.604% ]
[ 85 ]	[ 11.519% ]
[ 84 ]	[ 10.633% ]
[ 83 ]	[ 9.897% ]
[ 82 ]	[ 9.274% ]
[ 81 ]	[ 8.742% ]
[ 80 ]	[ 8.282% ]
[ 79 ]	[ 7.881% ]
[ 78 ]	[ 7.527% ]
[ 77 ]	[ 7.214% ]
[ 76 ]	[ 6.935% ]
[ 75 ]	[ 6.685% ]
[ 74 ]	[ 6.459% ]
[ 73 ]	[ 6.254% ]
[ 72 ]	[ 6.068% ]
[ 71 ]	[ 5.898% ]
[ 70 ]	[ 5.742% ]
[ 69 ]	[ 5.599% ]
[ 68 ]	[ 5.468% ]
[ 67 ]	[ 5.346% ]
[ 66 ]	[ 5.233% ]
[ 65 ]	[ 5.128% ]
[ 64 ]	[ 5.030% ]
[ 63 ]	[ 4.939% ]
[ 62 ]	[ 4.854% ]
[ 61 ]	[ 4.775% ]
[ 60 ]	[ 4.700% ]

[ * Prior to the Maximum Annuity Date ]

THIS IS A PLACEHOLDER FOR THE RIDER INSERT

(INVESTMENT OPTIONS TABLE).